XCel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018
(347) 727-2474

December 15, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Matthew Crispino
Staff Attorney

Re:         XCel Brands, Inc.
Form 8-K for the Report Date of September 29, 2011
Filed October 5, 2011
File No. 001-10593

Dear Mr. Crispino:

On behalf of XCel Brands, Inc. (the “Company”), set forth below are the responses to the comments contained in your letter of November 3, 2011 addressed to Mr. Robert W. D’Loren, the Company’s Chief Executive Officer, regarding the Company’s Form 8-K for the report date of September 29, 2011 (the “Form 8-K”).  For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the text of the comments is reproduced in its entirety in boldface immediately preceding the Company’s responses in ordinary typeface.

General

1.
In light of the significant amounts of common stock that are issuable due to warrant agreements related to the private placement, the term loan, and other transactions, please revise the appropriate places of the current report to discuss the potential dilution that may occur if the warrants are exercised or if various provisions requiring additional consideration to be paid to IM Ready or employees upon the achievement of certain revenue milestones are triggered.

The requested disclosure has been added under the caption “Risk Factors”.

Securities and Exchange Commission
December 15, 2011

The Merger, page 3

2.	Please revise to clarify Mr. Stephen J. Cole-Hatchard’s role in the merger transaction and the consideration he provided for his newly issued 47,132 shares of common stock of the Company.

The relevant disclosure has been amended as requested.

Private Placement, page 4

3.
Please revise to identify the executive officers and describe the number, nature and character of the accredited investors that have purchased units under the private placement offering. Also, please revise the disclosure here or on pages 60 and 61 to disclose the facts relied upon for the exemption under Section 4(2) of the Securities Act, as required by Item 701(d) of Regulation S-K. We note, for example, you do not indicate whether the investors were accredited or sophisticated with access to information generally available in a registered offering.

The relevant disclosure has been amended as requested.

Term Loan, page 5

4.	Please revise to clarify the consequences should the Company fail to meet its financial covenants.

The relevant disclosure has been amended as requested.

5.
Please revise to clarify whether the financial covenants and restrictions of the term loan with MidMarket Capital Partners LLC is restricted to the IM Brands business. For example, should the Company raise additional funds or acquire another licensor, please describe whether the term loan’s financial covenants will impact businesses outside of the IM Brands.

The Company advises the Staff that the disclosure under the caption “Term Loan” states that the financial covenants are applicable to IM Brands and its subsidiaries, not to the Company.  Additional disclosure has been added to indicate which restrictions apply to the Company.

Acquisition of the Isaac Mizrahi Business, page 8

6.
Please revise this section to remove the references to “certain” as it pertains to items such as the acquisition of assets, rights related to the IM Trademarks, design services subject to the Earthbound Agreement, obligations of IM Ready and Isaac Mizrahi that constitute closing considerations. Please describe these items with sufficient detail to include all material items in each category.

Securities and Exchange Commission
December 15, 2011

The relevant disclosure has been amended as requested.

7.	Please revise to clarify whether Earthbound has selected a board observer and what the observer rights entail.

The relevant disclosure has been amended as requested.

8.
Please revise to clarify under what circumstances the Company has the discretion to issue IM Ready shares of common stock in lieu of cash consideration for its Earn Out Value payments and up to $2,765,500 in cash or stock for achieving aggregate net royalty income of at least  $2,500,000 from QVC. Also, please revise to define “actual net royalty income” and “aggregate net royalty income” as it pertains to these pay out provisions.

The relevant disclosure has been amended as requested.

9.
Please revise to clarify here and the Description of Business section the services that were previously provided by Earthbound to IM Ready and what transitional services they will provide in the future. To the extent that Earthbound’s role with the Company changes, please revise to clarify how the Company will perform those services or activities in the future.

The relevant disclosure has been amended as requested.

10.
Please revise to clarify whether IM Ready retains any of its business related to the design or licensing of apparel or otherwise operates in the apparel or fashion industry, other than as an investment vehicle for Mr. Isaac Mizrahi and Ms. Marisa Gardini to hold shares in the Company.

The relevant disclosure has been amended as requested.

Business, page 11
Overview, page 11

11.	Please revise to clarify whether you have acquired any other licensing businesses other than the Isaac Mizrahi Business.

The relevant disclosure has been amended as requested.

12.
Please revise to clarify whether HSN is your client or licensee of your products or trademarks. Also, please revise to clarify any restrictions your agreement with QVC will have on your ability to license your products with competing Direct-Response Television retailers.

Securities and Exchange Commission
December 15, 2011

The relevant disclosure has been amended as requested.

13.
Please revise to provide more details of your acquisition strategy, as briefly described on page 17. Clarify whether additional funding is necessary to implement your acquisition strategy and if you have any current plans to raise such funding.

The relevant disclosure has been amended as requested.

14.
Please discuss how you will acquire additional trademarks in a “multi-channel” distribution strategy, as briefly described on page 20. For example, it is unclear whether the acquisition of additional trademarks would require the acquisition or hiring of additional separate design teams or whether your existing design team would handle new designs for new trademarks.

The relevant disclosure has been amended as requested.

Licensing Business, page 12

15.
Please revise to disclose the material terms of your amended QVC licensing agreement and your Liz Claiborne New York design agreement. Also, please file your Liz Claiborne New York design agreement as an exhibit, pursuant to Item 601(b)(10) of Regulation S-K.

The relevant disclosure has been amended as requested.

In respect of the Staff’s request that the Company file the Liz Claiborne New York design agreement (the “LCNY Agreement”) as an exhibit, the Company submits that the LCNY Agreement ordinarily accompanies the kind of business conducted by the Company and its subsidiaries, is deemed under Item 601(b)(10) of Regulation S-K to be a contract made in the ordinary course of business and, since the Company’s business is not substantially dependent upon it, the LCNY Agreement is not required to be filed in accordance with Item 601(b)(10) of Regulation S-K.  The LCNY Agreement accounted for only 4% and 7% of IM Brands’ revenue for fiscal years 2010 and 2011, respectively; by contrast, the QVC Agreement accounted for 61% and 63% of revenue for such periods, respectively.

16.
Please revise to describe the general nature and character of your licenses and licensees. For example, it is unclear the extent that the QVC and the LCNY agreements constitute a substantial amount of your overall business. Please disclose the percentage of your revenue that relates to QVC, LCNY, any other material licenses in aggregate by relevant category.

The relevant disclosure has been amended as requested.

Securities and Exchange Commission
December 15, 2011

17.	Please revise to clarify whether the LCNY agreement also involves licensing the Isaac Mizrahi brand, as it appears this line is marketed as an Isaac Mizrahi collection.

The relevant disclosure has been amended as requested.

Competition, page 15

18.
Please provide a more detailed discussion of the competitive conditions of your industry, generally the number of competitors, and your competitive position in your industry, as required by Item 101(h)(4)(iv) of Regulation S-K.

The relevant disclosure has been amended as requested.

Trademarks, page 15

19.	Please revise to clarify how the Company monitors and protects its trademarks, including whether the primary responsibility is with the Company or its major licensees like QVC.

The relevant disclosure has been amended as requested.

20.	Please clarify whether the Company or its licensees have significant international revenue that may require the registration of foreign trademarks or other intellectual property.

The relevant disclosure has been amended as requested.

Management’s Discussion and Analysis, page 33
Overview, page 33

21.
Please revise your Overview to discuss any trends, events and uncertainties as they relate to your business. This discussion should include your increased executive compensation to be paid pursuant to your new employment agreements, your need to upgrade your technology, your ability to acquire and integrate new trademarks and potentially new design teams into your Company, your ability to fund acquisitions, and any other trends, events and uncertainties that may materially affect your financial condition or operating performance.

The relevant disclosure has been amended as requested.

Securities and Exchange Commission
December 15, 2011

Critical Accounting Policies and Estimates, page 34
Revenue Recognition, page 34

22.
You indicate that “revenue is essentially earned when the Isaac Mizrahi Business has substantially met i[t]s obligations to be entitled to the benefits represented by the revenue.” Explain how this policy complies with the revenue recognition criteria of SAB Topic 13.

This revenue policy is stated within SAB Topic 13, paragraph 1.  Revenues for the Isaac Mizrahi Business are essentially earned in accordance with the terms and conditions governed by each licensing agreement.  This includes (1) providing the use of the Isaac Mizrahi brand’s trademarks, logos and other brand images, (2) providing design services and (3) appearances by Isaac Mizrahi.  The Company provides the use of the Isaac Mizrahi brand’s trademarks, logos and other brand images at the onset of each licensing agreement it enters into, therefore satisfying this component of its obligations to its licensees.  Design services and appearances by Isaac Mizrahi are provided are provided on a routine, ongoing basis.  Therefore, management’s assertion is that it has met its obligations entitling it to licensing and design revenues from its licensees by virtue of delivering the use of the brands trademarks and by rendering services in accordance with its licensing agreements.  Please also see our response to Question 42 below.

Trend Information Discussion, page 37

23.
Please revise here and elsewhere to disclose why the Company believes that its revenues from its QVC agreement will result in significantly increased sales. Also, given your various employment agreements, sales commission agreements, and agreements related to the acquisition of the Isaac Mizrahi Businesses, please provide a discussion how such increased sales would affect your obligation to issue new shares or pay cash if certain financial milestones are met.

The relevant disclosure has been amended as requested.

The Company advises the Staff that it did not state that revenues from its QVC Agreement will result in significantly increased sales, but rather that it believes revenues will increase overall primarily from revenues generated by new license agreements.

Liquidity and Capital Resources, page 37

24.
Your discussion and analysis of liquidity and capital resources should provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely short-term and long-term cash requirements. You should provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. Your disclosure should include a discussion of  prospective information regarding sources of and needs for capital, including the existence and timing of commitments and other known and reasonably likely cash requirements. Please tell us how you considered the guidance in Section IV of SEC Release 33-8350 and revise accordingly.

Securities and Exchange Commission
December 15, 2011

The relevant disclosure has been amended as requested.

Our response has taken into consideration all of the material aspects of Section IV of SEC Release 33-8350 including (1) historical information regarding sources of cash and capital expenditures, (2) an evaluation of the amounts and certainty of cash flows, the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements, (3) discussion and analysis of known trends and uncertainties, (4) a description of expected changes in the mix and relative cost of capital resources, (5) indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and a discussion of prospective information regarding companies’ sources of and needs for capital.

25.
Please revise this section to provide the basis for your belief that you will be cash flow positive in the next twelve months, or have adequate working capital for your operating needs, debt service obligations, or capital expenditures.

The relevant disclosure has been amended as requested.

26.
Please revise this section to provide a discussion of how the term loan financial covenants will restrict your business and whether you anticipate you will violate any of the covenants. For example, it appears you are restricted to $400,000 in capital expenditures. Please clarify how this restriction, and others like the Excess Cash Flow Sweep provisions described on page six, will affect your liquidity and capital resources.

The relevant disclosure has been amended as requested.

Directors and Executive Officers, page 39

27.
Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve on your board, in light of your business and structure. See Item 401(e) of Regulation S-K. Please provide this disclosure on an individual basis for each director.

The relevant disclosure has been amended as requested.

28.
Your management biography for Ms. Marisa Gardini indicates that she has served as “President and Chief Executive Officer of Isaac Mizrahi New York …” since 2002. Your disclosure on page eight indicates that Isaac Mizrahi New York is a brand of IM Ready, but there is no mention that it is a separate entity or division of IM Ready. Please revise your disclosure to reconcile.

Securities and Exchange Commission
December 15, 2011

The relevant disclosure has been amended as requested.

29.
Please revise to clarify whether Mr. Isaac Mizrahi is a full time employee. If not, please describe his other employment or ventures and what percentage of his time he devotes to the Company. We note that you disclose Mr. Mizrahi is associated with IM Ready and Laugh Club, Inc. on page 58.

The relevant disclosure has been amended as requested.

Employment Agreements with Executives and Key Employees, page 43

30.
In your employee agreements, you reference the exercise price of the warrants issued under these agreements as “equal to the Share Purchase Price.” Please revise to disclose the exercise price of these warrants.

The relevant disclosure has been amended as requested.

31.	Please revise to provide a description of the material terms of the non-competition and non-solicitation provisions of your employee agreements, including the duration of such provisions.

The relevant disclosure has been amended as requested.

32.	Please revise to provide the definition of the term “net royalty income” for Mr. Mizrahi’s bonus provision in his employment agreement.

The relevant disclosure has been amended as requested.

33.	Please revise to clarify the “Retained Media Rights” for Mr. Mizrahi, as described in his employment agreement and the asset purchase agreement with IM Ready.

The relevant disclosure has been amended as requested.

Involvement in Certain Legal Proceedings, page 49

34.	Please revise to clarify whether any of your directors and executive officers has been involved with any of the legal proceedings listed in Item 401(f) of Regulation S-K for the past 10 years.

The relevant disclosure has been amended as requested.

Securities and Exchange Commission
December 15, 2011

2011 Equity Incentive Plan, page 52

35.	Please revise to provide an expanded discussion of the material terms of your 2011 Equity Incentive Plan.

The relevant disclosure has been amended as requested.

Principal Stockholders, page 52

36.
Please revise footnote (4) on page 53 to clarify the person the board of directors has designated to act as IM Ready’s irrevocable proxy and attorney-in-fact with respect to the Company’s shares owned by IM Ready.

The relevant disclosure has been amended as requested.

Description of Securities, page 54

37.	Please revise to provide the information required by Item 202(c) of Regulation S-K regarding the terms of your outstanding warrants.

The relevant disclosure has been amended as requested.

Market for Common Equity and Related Stockholder Matters, page 56

38.
Please revise to provide the disclosure required by Item 201(a)(1) of Regulation S-K. For example, please clarify whether there is an established public trading market in light of the low volume of trading in your securities for the past two years.

The relevant disclosure has been amended as requested.

Certain Relationships and Related Transactions, page 57

39.	Please revise to identify the employee of Earthbound that will receive a 5% commission on the initial term of any new licensing agreements that he procures for the Company.

The relevant disclosure has been amended as requested.

Changes and Disagreements with Accountants, page 60
Item 4.01 Changes in Registrant’s Certifying Accountant, page 61

40.
Please amend your Form 8-K to state whether there were any reportable events as set forth in Item 304(a)(1)(v) of Regulation S-K that occurred during the two most recent fiscal years and any subsequent interim period preceding the dismissal of your former auditor. Include an  updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Securities and Exchange Commission
December 15, 2011

The relevant disclosure has been amended as requested.

Exhibit 99.1 - Consolidated Audited Financial Statements for the Years Ended December 31, 2009 and 2010, and Consolidated Unaudited (Reviewed) Financial Statements for the Six Months Ended June 30, 2011 of the Isaac Mizrahi Business

41.
Since it appears that the Isaac Mizrahi Business (“IM Licensing Business”) will represent your financial reporting predecessor, abbreviated financial information is not appropriate. We note from your disclosure on page 34 of your Form 8-K that prior to your acquisition of the IM Licensing Business, the business was a division of IM Ready-Made, LLC (“IM Ready”), separate and apart from IM Ready’s other business divisions. Tell us whether you acquired substantially all of the IM Ready’s key operating assets. If so, revise to provide full audited financial statements. Alternatively, revise to provide “carve-out” financial statements that comply with SAB Topic 1B.1.

The Company did not acquire all of IM Ready’s key operating assets.  The Company acquired certain assets used in IM Ready’s Isaac Mizrahi Business, such as trademarks and other intellectual property, and the Company assumed the operating lease and related leasehold improvements used by IM Ready’s Isaac Mizrahi Business.

While the Company believes that the presentation of the abbreviated carve-out financial information provides investors with all of the information material to their understanding of our acquisition of the IM Licensing Business, the Company has revised the financial statements filed with the Company’s Current Report on Form 8-K/A to present full carve-out financial statements. This revision was a result of a conversation with the Staff during which the Staff indicated that abbreviated financial information was not sufficient for an acquired entity that qualified as a “predecessor entity”.  The Company believes that the financial statements included in the Form 8-K/A are in compliance with the requirements of SAB Topic 1B.1.

Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition

42.	For each type of arrangement you enter into, revise to describe in reasonable detail how you determined that each of the revenue recognition criteria of SAB Topic 13 has been sufficiently satisfied.

We believe SAB Topic 13 has been sufficiently satisfied based on the following criteria:
a.	Persuasive evidence of an arrangement exists: Revenues for the Isaac Mizrahi Business are essentially earned in accordance with the terms and conditions governed by each licensing agreement.

Securities and Exchange Commission
December 15, 2011

b.
Delivery has occurred or services have been rendered: Our licensing agreements require the Company to provide the use of the Isaac Mizrahi brand’s trademarks, logos and other brand images and provide style guides; they may also require design services.  We have one agreement that requires our employee or designee to make media appearances.  The Company provides the use of the Isaac Mizrahi brand’s trademarks, logos and other brand images at the onset of each licensing agreement it enters into, therefore satisfying this component of its obligations to its licensees.  Style guides, design services and appearances by Isaac Mizrahi are provided on a routine, ongoing basis.  Therefore, management’s assertion is that it has met its obligations entitling it to licensing and design revenues from its licensees in the period in which the revenue is earned by virtue of delivering the use of the brand’s trademarks and by rendering services in accordance with its licensing agreements.

c.	Seller’s price to the buyer is fixed or determinable: The royalty rates and guaranteed minimum payments (if any) payable to the Company as licensor (seller) are pre-determined.
d.	Collectability is reasonably assured: The Company has had no meaningful collectability issues.

43.
Tell us whether any of your arrangements include multiple elements. Note that even though you negotiate more than one contract with a customer, the separate contracts may be viewed as one multiple element arrangement when determining the appropriate amount of revenue to be recognized. To the extent that your arrangements involve multiple elements, tell us how you determine the units of accounting and how your allocation policy complies with ASC 605-25-25. Tell us what consideration you gave to addressing the accounting for these types of arrangements in your revenue recognition policy.

ASC 605-25-25 is not applicable to the Company in determining revenue recognition as none of our arrangements were determined to have multiple elements.  Revenue recognition is based primarily on our licensees’ product sales bearing the Company’s brand(s’) image and within definitive time periods.  Revenues are generally based on the greater of a percentage of net sales (wholesale or retail, depending on the contract) or if applicable, guaranteed minimum payments.  Royalty rates and guaranteed minimum payments are not dependent on the sale price that our licensees receive.  Company revenues are based on specific periods (generally calendar quarters).  Guaranteed minimum payments, if applicable, are typically measured annually.  For interim reporting, the Company recognizes revenue equal to the greater of actual royalties or, if applicable, pro-rata guaranteed minimum royalties.

44.
For design services, you indicate that base fees are recognized on a straight-line basis and additional payments are recognized in the applicable period. Explain how this recognition policy is representative of the pattern in which performance takes place. As part of your response, describe the nature of the base fee and the additional payments. Tell us when and how you determine that your customer has received value from the design services.

Securities and Exchange Commission
December 15, 2011

Design services are provided on a continuous basis and are geared toward providing style guides and design samples for four fashion seasons: spring, summer, fall and holiday.  Design services do not include manufacturing inventory.  The design fees are considered earned when the performance of service has been rendered.  Services are provided evenly for each season.  By virtue of these ongoing services provided each quarter, the design fee is earned and recognized in each such period.

45.
We note from your disclosure on page 18 of the Form 8-K that you sometimes require advance payments. In addition, we note from your disclosure on page 36 of the Form 8-K that you received a one-time fee of $9,000,000 as a result of the restructuring of the Liz Claiborne design service agreement in October 2009. Tell us and consider disclosing a description of how these advance payments and one-time fees are accounted for and reflected in your financial statements.

The relevant disclosure in the Management’s Discussion & Analysis or Plan of Operations has been amended as requested.

The one-time fee of $9,000,000 has been recorded as deferred royalty payment (other liabilities) on the balance sheet in the financial statements of the Isaac Mizrahi Business.  This amount is amortized on a straight line basis over the life of the corresponding agreement. Included in revenues for the six months ended June 30, 2011 and 2010 is amortized revenue of $1.2 million and $1.2 million, respectively.   Upon the acquisition, the Company did not recognize or assume any value for the advance balances because the Company is not receiving the economic benefit.  Furthermore, the Company has no performance commitments relating to these advance payments.

Exhibit 99.2
Unaudited Pro Forma Condensed Combined Financial Statements of Old XCel and the Isaac
Mizrahi Business for the six months ended June 30, 2011
Introduction

46.
You indicate that the acquisition of the IM Licensing Business has been accounted for under the purchase method of accounting. Provide your analysis of why this accounting treatment is appropriate, including the pertinent facts and circumstances considered in identifying the accounting acquirer. Describe the voting rights and the composition of the governing body and senior management of Old Xcel before and after the merger. Tell us what consideration you gave to the guidance in ASC 805-50-15-6 and 805-10-55-11 through 55-15.

Securities and Exchange Commission
December 15, 2011

The Isaac Mizrahi Business was acquired by Old Xcel and simultaneously merged into NetFabrics Holding, Inc.  In accordance with the guidance provided by ASC 805 as it relates to the determination of the accounting acquiror in a business combination, the following facts and circumstances were considered in determining that Old Xcel was the accounting acquirer in the asset purchase agreement between Old Xcel and IM Ready:
a.
The management of Old Xcel accounts for substantially all of the management of the combined entities. The CEO, CFO, COO and Secretary all continue in the combined entity.  The only position of senior management from IM Ready is the position of EVP of Marketing and Business Development.

b.	Seven members compose the board of directors. All members were selected by Old Excel, including one director who was a principal of IM Ready and director who was a principal of Earthbound.
c.
IM Ready granted a proxy to the Company’s board of directors to vote its stock in accordance with the recommendation of the board of directors and Robert D’Loren, who was Chairman of the board of directors of Old XCel and has been designated by the Company’s board of directors to exercise such proxy.

d.	Old Xcel management as a group makes up the largest minority voting group. There is no majority stockholder.

Accordingly, based on these facts, it was determined that Old Xcel was the accounting acquirer.

In respect of ASC 805-50-15-6, it was determined that there was no business combination of commonly controlled entities as the Company and IM Ready had neither common ownership nor a parent/subsidiary relationship prior to the closing of the acquisition of the Isaac Mizrahi Business.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet
Note I
Adjustment (a)

47.	Explain the basis for the value assigned to the shares of common stock issued as part of the consideration for the acquisition of the IM Licensing Business.

The Company has reevaluated the value assigned to the common stock issued under the various equity transactions described in the Company’s Current Report on Form 8-K/A and believes the best indication of such common stock’s fair value is the private placement of common stock and warrants issued to Investors pursuant to the Securities Purchase Agreement.  These investors received one share of common stock and 1/2 warrant for $5.00 per unit.  A full warrant is exercisable into one share of common stock at a $0.01 exercise price.  Using a Black Scholes pricing model to value the warrants, with the same assumptions described in response to Adjustment D, it was determined that the value of the common stock was $3.34.  The original value assigned to the shares of common stock issued was based on various discussions with lenders, investors and sellers in negotiating the various relevant agreements.

Securities and Exchange Commission
December 15, 2011

In connection with our reevaluation of the purchase price of the common stock issued under the various equity transactions, we also reassessed our position that the Earthbound Agreement was a transaction separate and apart from the Company’s acquisition of the IM Licensing Business.  The revised accounting for such acquisition includes total consideration issued to Earthbound in the “purchase accounting” entry.  Accordingly, there is no longer a loss from contract termination reflected in the consolidated financial statements.

The pro forma condensed consolidated financial statements have been revised accordingly.

Adjustment (d)

48.
We note that you issued warrants to purchase shares of common stock to the lender in connection with the term loan. Explain how you valued the warrants, including the significant assumptions used. Cite the authoritative accounting literature relied upon.

The value of the warrants were determined using a Black-Scholes pricing model in accordance with the provisions of ASC 18 that considered the following assumptions:
a.	Volatility:	41.72%
b.	Life:	7 years
c.	Risk free rate:	3.75%
d.	Current stock value:	$3.34
e.	Exercise price:	$0.01

The Company has elected to use the calculated value method to account for the options it issued on the Closing Date in accordance with the guidance provided in ASC 718-10-55-37.  Currently, there is little to no active market for the Company’s common shares.  Therefore, as a substitute for volatility, the Company used the average historical volatility of the Company’s competitors which are representative of the Company’s industry.  The Company has used the average historical closing values of these competitors to estimate volatility, which was calculated to be 41.72%.  The companies that comprise the average historical volatility index for these purposes are: Iconix Brand Group (ICON); Cherokee, Inc. (CHKE); VF Corp. (VFC); PVH Corp. (PVH); and Steve Madden (SHOO).

Closing Comments

In connection with the foregoing responses of the Company to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

Securities and Exchange Commission
December 15, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or Brad L. Shiffman, Esq., of Blank Rome LLP at (212) 885-5442.

Very truly yours,

/s/ James F. Haran
James F. Haran
Chief Financial Officer

cc:	Brad L. Shiffman, Esq.